

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2017

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.
201 Grove Road
Thorofare, NJ 08086

Re: Akers Biosciences, Inc.
Registration Statement on Form S-3
Filed April 19, 2017
File No. 333-217390

Dear Mr. Gormally:

We have limited our review of your registration statement to the issue we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 19, 2017

General

1. Your May 18, 2016 Form 8-K filed pursuant to Item 5.03 indicates that the event occurred on May 11, 2016. As such, your Form 8-K was not filed in a timely manner, and you are not eligible at this time to register the offering on Form S-3. Please see General Instruction I.A.3(b) of Form S-3. Accordingly, please withdraw your registration statement on Form S-3 and, as applicable, file a new registration statement on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance